UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at July 22, 2009

GREAT BASIN GOLD LTD.
Ste. 1108-1030 West Georgia Street
Vancouver, British Columbia
Canada V6E 2Y3

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....... Form 40-F...X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: July 27, 2009

Print the name and title of the signing officer under his signature.

1108 - 1030 West Georgia St. Vancouver, BC Canada V6E 2Y3 Toll Free: 1 888-633-9332 South Africa 27 (0) 11 301 1800 www.grtbasin.com

  GREAT BASIN ANNOUNCES CHANGES TO THE BOARD

July 22, 2009 - Great Basin Gold Ltd. ("Great Basin" or the "Company") (TSX: GBG; NYSE Amex: GBG; JSE: GBG) announces the resignation of Mr. Sipho Nkosi from its Board of Directors, effective July 17, 2009 consequent upon the Company's recent adoption of its majority votes policy. Mr. Nkosi, who is the Chief Executive Officer of Exxaro Resources Limited and is currently the President of the Chamber of Mines of South Africa, had represented the Company's Black Economic Empowerment ("BEE") partner, Tranter Gold (Pty) Ltd ("Tranter"), on the Great Basin Board. Mr. Nkosi has agreed to be available to Great Basin to give advice on matters relating to its South African operations as a consultant as and when required.

Mr. Joshua Ngoma, a founding member and the current Chief Executive Officer of Tranter, has been elected to the Board of Great Basin, effective July 15, 2009. Mr. Ngoma holds a Bachelor of Engineering degree with honours in mining engineering from Camborne School of Mines in the UK and a Master of Engineering in Project Management from Pretoria University in South Africa and has spent most of his career in the mining industry. He served with ZZCM, Cementation Mining, De Beers and Sasol Mining before joining Eyesizwe Coal, where he served from Group Technical Manager to General Manager of the Matla Colliery. He later joined Anglo Platinum as the Group Manager: New Mining Technologies, where he was responsible for the development and implementation of the Group's new mining technologies. In addition to being CEO, he is currently a director of Tranter Group of companies, as well as Southgold Exploration (Pty) Ltd, a wholly owned subsidiary of Great Basin, and Ferret Mining and Environmental Services, where he is Chairman of the Board.

President and CEO Ferdi Dippenaar commenting on the change said:

"On behalf of the Board, I would like to thank Sipho for his years of service to the Company. The value he added went far beyond merely being the representative of our BEE partner and we are thankful that he has agreed to his continued assistance on a consulting basis. I am very pleased to welcome Joshua Ngoma, a person with technical and operating expertise, to the Great Basin Board. We are convinced that his addition to the Board will greatly assist the Company in the advancement of Burnstone and its goal to become a mid-tier gold producer in the near term."

Ferdi Dippenaar
President and CEO

For additional details on Great Basin and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa                      27 (0) 11 301 1800
Michael Curlook in North America                    1 (888) 633 9223
Barbara Cano at Breakstone Group in the USA   (646) 452 2334

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.